Mail Stop 7010

      November 1, 2005

Mr. John Sottile
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL 32901

      Re:	The Goldfield Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 1-07525

Dear Mr. Sottile:

      We have reviewed your response letter dated October 20, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8 - Financial Statements

Note 1 - Summary of Significant Accounting Policies - Electrical
Construction Revenues

1. We note your response to comment 9 from our letter dated
September
26, 2005 and have the following comments:

* Please tell us, and revise future filings to disclose, your revenue recognition policy related to change orders and claims. Refer to paragraphs 61-63 and 65-67 of SOP 81-1.

* Based on the description of your claims process, we assume that you would not deem claim revenues to be probable until you received a favorable decision from an arbitrator. If true, please confirm our assumption and clarify this in future filings.


* Please confirm to us that, in future filings, if your results are materially affected by the recognition of revenues or the reversal of previously recognized revenues related to change orders or claims, you will quantify and discuss such items in your MD&A analysis of results of operations.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. John Sottile
The Goldfield Corporation
November 1, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE